Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2018

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated November 13, 2018 and provides an analysis of Alexco’s unaudited condensed consolidated financial results for the three and nine month periods ended September 30, 2018 compared to the three and nine month periods ended September 30, 2017.

The following information should be read in conjunction with the Corporation’s September 30, 2018 unaudited interim condensed consolidated financial statements with accompanying notes (the “2018-Q3 Interim F/S”), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The 2018-Q3 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements, except for those policies disclosed in Note 3 of the 2018-Q3 Interim F/S. Note 4 of the 2018-Q3 Interim F/S discloses the effects of the adoption of new IFRS pronouncements for all periods presented. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

All dollar figures are expressed in Canadian dollars unless otherwise stated.

2018-Q3 HIGHLIGHTS AND OVERALL PERFORMANCE

CORPORATE

•	Overall, Alexco reported a net loss of $1,548,000 ($0.01 per share) for the three month period ended September 30, 2018 and a loss before tax expense of $370,000 including non-cash income adjustments totalling $714,000. For the three month period ended September 30, 2017, Alexco reported a net loss of $2,313,000, for a basic and diluted loss of $0.02 per share. The 2017 period loss before tax expense was $1,725,000 including non-cash costs totalling $1,353,000. The decrease in the net loss in the 2018 period compared to the 2017 period was mainly attributed to the Corporation’s fair value gain on the embedded derivative of $1,937,000 related to the Wheaton streaming agreement.
•	The Corporation’s cash and cash equivalents at September 30, 2018 totaled $14,050,000 compared to $17,906,000 at December 31, 2017, while net working capital totaled $14,102,000 compared to $18,676,000 at December 31, 2017. The Corporation’s restricted cash and deposits at September 30, 2018 totalled $2,642,000 compared to $7,092,000 at December 31, 2017.

MINE OPERATIONS AND EXPLORATION

•	During the quarter Alexco continued advancing the underground ramping system at the Flame & Moth deposit. By October 31st, the Corporation had completed the targeted Flame & Moth underground development program for 2018 with 452 meters (“m”) driven in total, comprising 371 meters of linear decline advance and 81 meters included in support infrastructure.
•	During the quarter, Alexco completed the underground and surface infill and extension drilling campaign at the Bermingham deposit. The 2018 program was a combination of 4,213 m in 24 holes completed underground from the Bermingham exploration decline and 4,369 m in 12 holes completed from surface for a total of 8,582 m of HQ diamond core drilling. Results were released on August 9, 2018 and September 17, 2018, and included true width intercepts of the Bear and Bermingham Veins ranging up to 12.28 m grading 1,019 grams per tonne (“g/t”) (32.8 ounces per tonne (“oz/t”)) silver in hole BMUG18-012 and 4.17 m grading 5,373 g/t (172.8 oz/t) silver in drill hole BMUG18-015.

•	On September 20, 2018 Alexco announced an updated and expanded mineral resource estimate for the Bermingham deposit. The indicated mineral resources expanded from 17.3 million ounces to 33.3 million ounces of contained silver at an average silver grade of 628 g/t, while inferred mineral resources increased from 5.4 million ounces to 10.4 million ounces of contained silver at an average silver grade of 526 g/t.
•	The Corporation has been advised that the likely timeline to complete the currently active Water Use Licence (“WUL”) process (which includes authorization for water use and waste deposition from the Bermingham deposit) will be later in the second quarter of 2019. This is a delay of approximately five months in the originally targeted timeline for receipt of the renewed WUL. Accordingly, the Corporation has elected to extend the timeline to complete a pre-feasibility study (“PFS”) into Q1 2019, allowing additional time for the Corporation to work with its independent consultants to optimize mine design and district mining strategies including strategies related to extraction of the expanded silver resource in the Bermingham deposit.
•	During the quarter, the Corporation completed a total of 15,390 m of surface exploration diamond drilling (including the 4,369 m in 12 holes at Bermingham noted above) focused on testing further extensions of known silver resources and deeper structural zones in the vicinity of the Bermingham deposit along with preliminary testing of other mineralized structures in the historic No Cash - Townsite mine areas adjacent to the Hector-Calumet Mine, as well as fault offsets of the mineralized structure(s) on the western side of the major post-mineral Brefalt Fault. Other drilling was completed at the Black Cap prospect on Keno Hill, as well as on two other property areas subject to third party option agreements. Comprehensive results from the balance of the 2018 surface drilling campaign are expected to be available in Q4-2018.

ALEXCO ENVIRONMENTAL GROUP

•	Alexco Environmental Group (“AEG”), recognized revenues of $4,669,000 in the third quarter of 2018 for a gross profit of $1,702,000 achieving a gross margin of 36% compared to revenues of $3,786,000 for the third quarter of 2017 for a gross profit of $1,545,000 achieving a gross margin of 41%.

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District (“KHSD”), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver and base metal prices. Since the suspension Alexco has focused on evaluating the Flame & Moth deposit, exploring and evaluating the Bermingham deposit, renegotiating third party contracts and reviewing other opportunities to reduce future All-In Sustaining Costs for future operations at Keno Hill. This work culminated with the publication of an updated preliminary economic assessment (“PEA”) in 2017. With the PEA study in hand, Alexco has moved forward to development of a PFS focused on potential KHSD economics related to the return of KHSD to commercial operations including production from the Flame & Moth, Bermingham, Lucky Queen and Bellekeno silver deposits.

Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (“AEG Canada”), Alexco Water and Environment Inc. (“AWE”) and Contango Strategies Inc. (“Contango”). Alexco also owns certain patent rights related to mine reclamation and closure processes including the in-situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Alexco is a public company which is listed on the NYSE American equities exchange (under the symbol AXU) and the Toronto Stock Exchange (under the symbol AXR).

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current primary focus is to re-start mining operations at Keno Hill, commodity prices, commercial arrangements and markets considered. Alexco has the requisite permits and authorizations for future ore production from the Flame & Moth, Lucky Queen, Bellekeno and Onek deposits. In November 2017 a project proposal for environmental assessment was submitted to Yukon Environmental and Socio-economic Assessment Board (“YESAB”) for future production and processing of ore from the Bermingham deposit. A positive Decision Document was issued by the Yukon Government on July 27, 2018 leaving only completion of the amendments to Alexco’s Quartz Mining Licence (“QML”), expected by the end of the Q1 2019, and a renewal of the WUL process in order for Alexco to be fully permitted for ore production and processing from the Bermingham deposit in addition to the previously mentioned Flame & Moth, Lucky Queen, Bellekeno and Onek deposits. During the quarter the Corporation was advised that the likely timeline to complete the currently active Water Use Licence process will be later in the second quarter of 2019. This is a delay of approximately five months in the originally targeted timeline for receipt of the renewed WUL. Accordingly, the Corporation has elected to extend the timeline to complete a PFS into Q1 2019.

Alexco’s Keno Hill mineral properties comprise mineral rights spanning approximately 242 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD’s historical mines produced from approximately 1913 through 1989, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 214 million ounces of silver with average grade of 44 ounces per tonne (“oz/t”) silver, 5.6% lead and 3.1% zinc. All of Alexco’s mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

Alexco Environmental Group

Alexco owns and operates AEG which carries out a variety of fee for service and turnkey project activities related to environmental management and assessment, project permitting, remediation, water treatment and project closure mandates in North America and elsewhere. AEG has developed a strong client base within the mining industry and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services. With the acquisition of Contango, AEG will expand its business lines into specialized biological water treatment systems for mining, oil and gas, and industrial operations.

AEG is committed to working with Alexco’s wholly owned subsidiary, Elsa Reclamation and Development Ltd. (“ERDC”), on the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill with the Federal Government of Canada (“Canada”) and in accordance with the Amended and Restated Subsidiary Agreement (“ARSA”).

ERDC

As part of Alexco’s 2006 acquisition of the United Keno Hill Mines (“UKHM”) mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B WUL under the Yukon Waters Act to undertake care and maintenance activities in the Keno Hill area. The final Existing State of Mine (“ESM”) Reclamation Plan at Keno Hill will undergo environmental assessment by the YESAB, which was submitted in September 2018. Subsequent to completion of the YESAB environmental assessment process, a WUL amendment will be required from the Yukon Water Board to authorize the activities necessary to effect closure of the site. After licencing, funding approval from Indigenous and Northern Affairs Canada for the final cleanup project will be subject to review and acceptance of the project by the Treasury Board of Canada. The final ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.

Economic Climate

Silver, lead and zinc are the primary metals found within the Keno Hill District historically. With respect to the economic climate during the first nine months of 2018, prices have steadily declined with an average silver price of US$16.65 during that period. Silver traded from a high of US$17.52 on January 25, 2018 to a low of US$14.13 on September 11, 2018, while lead traded between US$1.22 to US$0.88 and zinc traded between US$1.64 to US$1.04 per pound. As at the date of this MD&A, spot commodity prices are approximately US$14.00 per ounce silver, US$0.86 per pound for lead and US$1.16 per pound for zinc and the Canadian-US exchange rate is approximately US$0.76 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$17.40 per ounce, for lead average approximately US$1.05 per pound, and for zinc US$1.29 per pound, with the Canadian-US exchange rate forecast at US$0.78 per CAD (see “Risk Factors” in the MD&A for the year ended December 31, 2017, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

RESULTS OF OPERATIONS

Keno Hill Silver District

2018 Flame & Moth Development

During the quarter the Corporation continued advancing the underground ramping system at the Flame & Moth deposit. On October 31st, the Corporation completed the targeted Flame & Moth underground development program for 2018 with 452 m driven including supporting infrastructure. Approximately 336 m of ramp and infrastructure development remains to reach the first ore level access at the Lightning Zone. In addition, a 100 m ventilation raise to surface will be required before commercial ore production can be achieved. Completion of the remaining ramp development, raise and infrastructure is pending completion of an optimized mine plan as part of the PFS.

The Flame & Moth decline is being constructed at a design of 15% grade and sized 3.7 m wide x 4.0 m high and will accommodate new underground drilling headings as well as haulage up to 250 to 400 tonnes of ore per day to the primary crusher which is located within 200 m of the mine portal.

Exploration

i.	2018 Advanced Exploration Program - Bermingham

In May 2018 the Corporation completed the 550 m advanced exploration decline and from established underground drilling stations, completed an underground drilling program designed to provide 10 - 15 m spaced intercepts in the upper portion of the high grade Bear Vein.

The underground drilling program was completed with 4,213 m in 24 holes in late August, with most holes being extended beyond the Bear Vein to also intersect the adjacent mineralized Bermingham and Bermingham Footwall veins.

At the same time, surface drilling continued to infill and extend mineralization in areas peripheral to the resources with a total of 4,369 m completed in 12 holes.

Initial 2018 results from this underground drilling campaign were announced on August 9, 2018 (see news release dated August 9, 2018, entitled “Alexco Drills up to 12 Meters (true width) of 1,019 grams per tonne Silver at Bermingham Deposit, Provides Update on Permitting and Underground Development”) and further results were announced on September 17, 2018 (see news release dated September 17, 2018, entitled “Alexco Drills Intersects 4.3 Meters (Tue Width) of 3,605 Grams per Tonne Silver at Bermingham, Completes Underground Infill/Exploration Drill Program”).

The drill results confirm the previously anticipated silver grades and vein thickness with significant intercepts reported such as the Bear Vein over a 4.29 m true width grading 3,605 g/t (115.91 oz/t) silver in hole BMUG18-018 and 12.28 m grading 1,019 g/t (32.8 oz/t) silver in hole BMUG18-012. Other significant intercepts were reported from the associated Bermingham and Bermingham Footwall veins including 4.17 m true width grading 5,373 g/t (172.8 oz/t) Ag in hole BMUG18-015.

ii.	Updated Mineral Resource Estimate - Bermingham

The results from the 2017 and 2018 exploration drilling programs were incorporated into the updated and expanded mineral resource estimate for the Bermingham deposit prepared by SRK Consulting (Canada) Inc. (“SRK”) and announced on September 20, 2018 (see news release dated September 20, 2018 entitled, “Alexco Updates Bermingham Mineral Resource”).

The indicated mineral resources expanded from 17.3 million ounces to 33.3 million ounces of contained silver at an average grade of 628 g/t silver, while inferred mineral resources have increased from 5.4 million ounces to 10.4 million ounces of contained silver at an average grade of 526 g/t silver. This updated and expanded mineral resource estimate will be used as the basis for the PFS currently being prepared.

iii.	2018 Other Exploration Areas

In October 2018 the Corporation completed its 2018 surface exploration program as planned, drilling a total of 15,390 m in 55 drill holes (including the 4,369 m in 12 surface holes at Bermingham noted above).

In addition to the exploration drilling that was focused on the Bermingham prospect, other generative programs were undertaken on historically mined sites at the Husky, No Cash, Townsite, Eagle, Bellekeno South and Black Cap occurrences with 24 holes completed in 7,865 m. The assay results from these holes are pending and are expected in December 2018.

A new exploration initiative was undertaken to explore the western side of the major post-mineral Brefalt Fault to locate indication of the offset part of the Bermingham vein, with 1,986 m completed in five drill holes, and the results are pending.

At the Flame & Moth deposit, an additional 11 drill holes for 1,170 m were completed for metallurgical sampling and geotechnical purposes.

In addition, during the quarter the Corporation completed a high resolution helicopter EM-Magnetic geophysical survey totalling 1,100 line kilometers over the Galena Hill area. The data is currently being processed and when available will assist with geological interpretation and correlation of known mineralized structures and to identify new prospective zones.

Permitting Update

Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Permitting for production from the Bermingham deposit is ongoing with a positive Decision Document issued by the Yukon Government on July 27, 2018. The Decision Document outlines a number of standard terms and conditions for development and mine production from the Bermingham deposit.

With the issuance of the Decision Document, Alexco submitted a water license amendment and renewal application to the Yukon Water Board for processing and milling ore and discharging treated water from the Bermingham mine.

The Corporation had originally expected the final permits for operations at the Bermingham deposit to be awarded in Q1 2019. Subsequent delays in the Yukon permitting process have extended the time expected for award of final permits to the end of the second quarter of 2019.

Pre-feasibility Study

During the quarter the Corporation continued to work with independent consultants on the PFS. As a result of delayed permitting timelines in the Yukon, completion of the PFS is anticipated in the first quarter of 2019. The PFS will address optimization of underground development and mining strategies for the restart of commercial mining operations in the KHSD, including strategies related to extraction of the recently expanded Bermingham resource.

Mine Site Care and Maintenance

Mine site care and maintenance costs for the third quarter of 2018 totaled $651,000 compared to $462,000 in the third quarter of 2017. The increase in costs is mainly due to site-based expenditures and mill maintenance and refurbishment initiatives related to future recommissioning of the mill and related plant. Included in mine site care and maintenance costs is depreciation expense of $322,000 for the third quarter of 2018 compared to $327,000 for the same period in 2017.

Mine site care and maintenance costs during the first nine months of 2018 totaled $2,284,000 compared to $1,394,000 for the same period of 2017. The increase in costs is mainly due to site-based expenditures and mill maintenance and refurbishment initiatives in the 2018 period. Included in mine site care and maintenance costs is depreciation expense of $973,000 during first nine months of 2018 compared to $1,048,000 in same period of 2017.

General and Administrative Expenses

Corporate:

Corporate general and administrative expenses for the third quarter of 2018 totaled $1,698,000 compared to $1,561,000 for the third quarter of 2017. The increase in 2018 relates primarily to an increase in non-cash share-based compensation expense and increased overheads associated with increased activity levels.

Corporate general and administrative expenses during the first nine months of 2018 totaled $5,827,000 compared to $6,269,000 for the same period of 2017. The corporate general and administrative expenses were consistent in both periods, but the slight decrease in 2018 was primarily from an increase in non-cash share based compensation expense offset by one-time advisory fees incurred in 2017 related to the amended streaming agreement with Wheaton.

Environmental Services:

Environmental Services general and administrative expenses for the third quarter of 2018 totaled $1,341,000 compared to $694,000 for third quarter of 2017. The increase in general and administrative expenses in 2018 is attributable to the additional overheads associated with operation of the Contango business and along with additional staff and support functions added in Q3 as AEG expands to meet the increased project demands.

Environmental Services general and administrative expenses during the first nine months of 2018 totaled $3,096,000 compared to $2,193,000 for the same period in 2017. The increase in general and administrative expenses in 2018 is attributable to the additional overheads associated with operation of the Contango business and along with additional staff and support functions added throughout the year as AEG expands to meet increased project needs.

Alexco Environmental Group (AEG) and ERDC

Highlights during 2018-Q3:

•	AEG recognized revenues of $4,669,000 in the third quarter of 2018 for a gross profit of $1,702,000 achieving a gross margin of 36% compared to revenues of $3,786,000 for a gross profit of $1,545,000 achieving a gross margin of 41% in the third quarter of 2017. The increase in gross profit during the 2018 period was primarily due to services provided to US customers that utilized a higher portion of internal labour.

•	During the quarter, under the contract with Canada on the historical cleanup at Keno Hill, ERDC submitted the ESM Reclamation Plan for environmental assessment by YESAB. In addition, ERDC continued with detailed engineering related to the closure plan.
•	AEG is successfully operating two water treatment facilities in the US, the Gladstone Interim Water Treatment Plant (“IWTP”) near Silverton Colorado and the Schwartzwalder industrial water treatment plant near Golden Colorado, as well as four smaller water treatment facilities within the Keno Hill District in the Yukon Territory, Canada.

Acquisition of Contango Strategies Ltd.

On June 15, 2018 AEG acquired Contango, a private company based in Saskatoon, Saskatchewan, for consideration of $1,388,000 comprising $971,600 in cash and 237,999 common shares of Alexco at a value of $416,400. Settlement of the consideration is in two tranches with $1,018,000 (comprising $601,600 in cash and $416,400 in Alexco common shares) paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction. The acquisition included all of Contango’s operations including $450,000 in working capital, and property, plant and equipment.

Contango specializes in biological (passive, semi-passive and active) water treatment systems for mining, oil and gas, and industrial operations. Contango operates a year-round environmentally controlled pilot-scale facility, which allows for the development, testing and optimization of technologies such as bioreactors and constructed treatment wetlands. Additionally, genetic profiling using Contango’s in-house DNA sequencing facility and microbiology laboratories can detect and identify microbes for applications including bioreactor optimization, corrosion and fouling correction, and environmental remediation.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures Capitalized on Mineral Properties

2016-Q4	2,939	881	(1,802)	$(0.02)	$(0.02)	987
2016 Total (restated)	9,013	2,301	(2,372)	$(0.03)	$(0.03)	5,111
2017-Q1	1,935	549	(973)	$(0.01)	$(0.01)	885
2017-Q2	2,504	913	(2,736)	$(0.03)	$(0.03)	1,782
2017-Q3	3,786	1,545	(2,313)	$(0.02)	$(0.02)	3,491
2017-Q4	2,507	993	(1,790)	$(0.02)	$(0.02)	2,809
2017 Total (restated)	10,732	4,000	(7,812)	$(0.08)	$(0.08)	8,967
2018-Q1	2,764	830	(3,261)	$(0.03)	$(0.03)	3,147
2018-Q2	3,545	1,368	(1,896)	$(0.02)	$(0.02)	4,812
2018-Q3	4,669	1,702	(1,548)	$(0.01)	$(0.01)	6,517

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The net loss for the fourth quarter of 2016 reflects the continued site-based expenditures and general and administrative expenses. These expenses were partially offset with AEG profits. In addition, there was a fair value adjustment from the Corporation’s available-for-sale and held-for-trading investments. The net loss for 2017 quarters reflect site based expenditures along with general and administrative expenses, costs related to restructuring the Wheaton streaming agreement partially offset by AEG profits, a foreign exchange gain and a gain on investments. The net loss from the 2018 quarters reflect fair value adjustment losses from the Corporation’s available-for-sale investments, site based expenditures, mill maintenance initiatives and general and administrative expenses offset by a non-cash fair value gain related to the embedded derivative on the Wheaton streaming agreement.

The mineral property expenditures in 2016 reflect the surface drill program at Bermingham and continued re-engineering work being done on the Flame & Moth deposit. Furthermore, the mineral property expenditures in 2016 reflect the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame & Moth deposits. The mineral property expenditures in 2017 reflect the resource estimation work being completed on the Bermingham and Flame & Moth deposits and completion of the PEA during the first quarter followed by the surface exploration program and commencement of the advanced underground exploration program at the Bermingham deposit. The mineral property expenditures in the first quarter of 2018 mainly reflect the continued advancement of the underground exploration decline at the Bermingham deposit and the expenditures incurred in the second and third quarters of 2018 reflect completion of the advanced exploration decline and commencement of the underground drilling program at the Bermingham deposit, commencement of the underground development decline at the Flame & Moth deposit and commencement of a 15,000 m surface drilling program. The Corporation is continuing to work on a pre-feasibility study, which will include the drill results from the 2017 surface drill program along with the 2018 drill program at the Bermingham deposit.

Liquidity, Cash Flows and Capital Resources

Liquidity

At September 30, 2018 the Corporation had cash and cash equivalents of $14,050,000, and net working capital of $14,102,000 compared to cash and cash equivalents of $17,906,000 and net working capital of $18,676,000 at December 31, 2017. The Corporation faces no known liquidity issues or is aware of any significant credit risks in any of its financial assets. In addition, the Corporation’s restricted cash and deposits at September 30, 2018 totalled $2,642,000 compared to $7,092,000 at December 31, 2017.

With its cash resources and net working capital on hand at September 30, 2018, and assuming no re-start of full scale mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including a supportive silver market, maintaining current metal prices and foreign exchange rates. A re-start of underground production operations will require additional capital investment, in excess of the capital resources currently on hand. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco’s main sources of funding have been from mining operations, AEG and equity issuances. All sources of finance reasonably available will be considered to fund future requirements, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017

Cash flow used in operating activities	$(1,109)	$(2,151)	$(4,833)	$(4,532)
Cash flow from investing activities	(7,065)	(2,955)	(9,321)	(3,364)
Cash flow provided by financing activities	(126)	6	10,298	8,878
	$(8,300)	$(5,100)	$(3,856)	$982

Cash outflow in operating activities was $1,109,000 for the third quarter of 2018 versus cash outflow of $2,151,000 for the third quarter of 2017. The majority of cash outflow from operating activities during the 2018 period were expended on site-based care and maintenance costs and general and administrative costs offset by profits from AEG. Cash outflow from investing activities were $7,065,000 for the third quarter of 2018 versus a cash outflow of $2,955,000 for the third quarter of 2017. The cash outflow during the third quarter of 2018 related to the surface exploration program, completion of the Bermingham underground exploration program, continued advancement of underground development at the Flame & Moth deposit and work on a pre-feasibility study. The cash outflow from financing activities was $126,000 for the third quarter of 2018 versus a cash inflow of $6,000 for the third quarter of 2017. The 2018 third quarter cash outflow relates to share issuance costs from the June 2018 financing. In the same quarter in 2017 the Corporation had cash inflow from proceeds from the exercise of stock options.

Cash used in operating activities was $4,833,000 for the first nine months of 2018 versus $4,532,000 for the same period of 2017. The majority of cash consumed in operating activities during the 2018 and 2017 periods were expended on site-based care and maintenance costs and general and administrative costs offset by profits from AEG. Cash outflow from investing activities were $9,321,000 for the first nine months of 2018 versus $3,364,000 for the same period in 2017. The increased cash outflow in 2018 primarily related to the Bermingham underground advanced exploration program, increased surface exploration programs, underground development work at Flame & Moth deposit and work on the prefeasibility study. Furthermore, the Corporation acquired Contango in 2018. The outflows in 2018 were partially offset with the release of restricted funds in place of a surety bond. During 2017, the Corporation received $2,003,000 from the proceeds on the disposal of investments compared to $207,000 outflow from purchasing investments in 2018. Cash inflow from financing activities were $10,298,000 for the first nine months of 2018 compared to $8,878,000 for the same period of 2017. The first nine months of 2018 cash inflow relates to proceeds from a completed public offering consisting of 4,703,000 flow-through shares at a blended price of $1.92 per share along with $2,245,000 from the exercise of warrants and stock options. In 2017 the Corporation had cash inflow from proceeds from a private placement and the exercise of warrants and stock options.

Silver Purchase Agreement (“SPA”) with Wheaton

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a SPA with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000 and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a reduced silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton is determined based on the monthly average silver head grade at the mill and the monthly average spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 g/t silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

As at September 30, 2018, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and silver price. The model relies upon inputs from the PEA, such as payable ounces delivered, head grade and silver price and will be updated as a result of updated studies, mine plans and actual production. A discount rate of 13%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the net present value. There was an adjustment of $2,600,000 recorded during the nine months ended September 30, 2018 (2017 - $nil) primarily as a result of a reduction in silver price and reduction in value of the Canadian dollar during the period. See Guidance on Embedded Derivative below.

Capital Resources

On June 13, 2018, the Corporation issued a total of 4,703,000 flow-through common shares (the “Flow-Through Shares”) at a blended price of $1.92 per share for gross proceeds $9,041,150. As of September 30, 2018 the Corporation had spent $4,139,000 of the flow-through funds raised with $643,000 to be spent prior to December 31, 2018 and $4,260,000 to be spent prior to December 31, 2019.

On May 30, 2017, the Corporation completed a bought deal financing and issued 4,205,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513. As of September 30, 2018 the Corporation had spent $8,785,000 of the flow-through funds raised with $257,000 to be spent prior to December 31, 2018.

On February 23, 2018 the Corporation entered into a definitive credit agreement with Sprott to provide a US$15,000,000 Credit Facility. The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date - February 23, 2021
•	Interest rate on funds drawn down: the greater of
°	7% plus US Dollar 3 month LIBOR and
°	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% charge of the draw down is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of $2.25 per share and a right by the Corporation to accelerate the expiry date to 30 days following the closing price of the shares exceeding $5.63 for more than 20 consecutive trading days

•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	The Corporation has the option to extend the availability period of draw down from twelve (12) to eighteen (18) months by issuing to Sprott 171,480 Alexco common shares before February 23, 2019.

On September 21, 2018 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018.

Guidance on Embedded Derivative

As discussed above, the valuation model for the embedded derivative related to the Wheaton SPA currently relies upon inputs from the PEA, such as payable ounces delivered and head grade, and will be updated as a result of updated studies, mine plans and actual production. Furthermore the valuation model for the embedded derivative has been updated to utilize a probability based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

Based on assumptions used in the dynamic valuation model the value of the derivative asset as at September 30, 2018 is $9,200,000. If, for example, the silver price were to drop to US$13 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $9,787,000. Similarly, if the silver price were to increase to US$25 per ounce and all other assumptions remained the same, the approximate derivative asset value would be negative $425,000, and could be classified as a derivative liability. The impacts of these swings in derivative asset value are recorded on the Statement of Profit and Loss through Other Income (Expenses) (see note 10 in the 2018-Q3 Interim F/S).

The following table summarizes the expected stand-alone impact on the embedded derivative asset value based on changes in model inputs:

Dynamic Model Input Change	Expected Impact on Embedded Derivative Asset Value
Silver Price Increase	Decrease
Silver Price Volatility Increase	Decrease
Mill Silver Head Grade Increase	Decrease
Decrease in timeframe to reach production	Increase
Foreign Exchange: US dollar appreciates compared to CDN dollar	Increase
Risk Free Yield Increase	Decrease
Expected Silver Ounces Mined Increase	Increase

Management expects that changes in the fair market value of the embedded derivative asset prior to mine production will largely be driven by the risk-free yield curve and silver price forward curve as well as proximity to production date. In a market where the price of silver is static, these changes are expected to be nominal relative to a production scenario, at which time management expects the variability of the fair value adjustments to increase significantly as silver ounces are mined and delivered to Wheaton.

Share Data

As at the date of this MD&A, the Corporation has 107,998,902 common shares issued and outstanding. In addition, there are outstanding incentive share options for a further 7,738,833 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 273,989 common shares, and purchase warrants for a further 1,126,174.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at September 30, 2018 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At September 30, 2018, a total of $2,642,000 of Alexco’s restricted cash and deposits represents cash collateral posted with a surety company to underwrite surety bonds for security in respect of mine-site reclamation at certain of Alexco’s mineral properties. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. The term deposits held at September 30, 2018 as individual financial instruments carry initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities and embedded derivative are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at September 30, 2018, other than the marketable securities that are included in investments, constitute Level 2 and Level 3 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute as Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at September 30, 2018 total $3,769,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant portion of AEG’s revenues are earned in Canada. However, a significant portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements as defined by National Instrument 52-109.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel:

Key Management Personnel Compensation

(a)	Key Management Personnel Compensation
	Three Months Ended		Six Months Ended
	2018	2017	2018	2017

Salaries and other short-term benefits	$531	$494	$1,610	$1,761
Share-based compensation	441	356	2,015	1,787
	$972	$850	$3,625	$3,548

Key management includes the Corporation’s Board of Directors and members of senior management.

Critical Accounting Estimates and Judgments

The Corporation’s significant accounting policies as well as significant judgment and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2017 annual consolidated financial statements, except for those policies disclosed in Note 3 of the 2018-Q3 Interim F/S. Note 4 of the 2018-Q3 Interim F/S Interim discloses the effects of the adoption of new IFRS pronouncements and changes in existing accounting policies for all periods presented. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of September 30, 2018.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 4 of the 2018-Q3 Interim F/S for further details on the methods and assumptions associated with the measurement of the embedded derivative.

•	Streaming transaction

Upon entering into a long-term streaming arrangement linked to production at operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of the arrangement to determine whether we have disposed of an interest in the reserves and resources of the operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

•	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

•	Warrants

If and when the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Changes In and Initial Adoption of Accounting Standards and Policies

The Corporation has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. In light of the changes to the revenue standard to IFRS 15, management has changed their treatment under IFRS 6 for the partial distribution of the mineral interest.

a)	Adjustments to Consolidated Financial Statements

The table below summarizes the adjustments to previously reported figures related to the policy change from IFRS 6:

Adjustments to Condensed Consolidated Balance Sheets

	December 31 2017	September 30 2017	January 1 2017

Equity before accounting changes	$100,060	$102,142	$90,673
Adjustments to equity relating to:
Property plant and equipment	2,117	2,159	2,283
Mineral properties	(10,229)	(10,229)	(10,229)
Deferred income tax liabilities	2,390	2,166	1,440
Silver streaming interest	18,118	18,118	18,118

Equity after accounting changes	$112,456	$114,358	$102,285

Adjustments to Condensed Consolidated Statements of Loss and Comprehensive Loss

	Year ended December 31 2017	Nine months ended September 30 2017	Year ended January 1 2017

Loss before accounting changes	$(7,648)	$(5,899)	$(4,359)
Adjustments to loss relating to:
Depreciation and amortization	(165)	(124)	(165)

Loss after accounting changes	$(7,813)	$(6,023)	$(4,524)

Loss per share after accounting changes:
Basic and diluted	$(0.08)	$(0.04)	$(0.05)

The Corporation has assessed the impact of IFRS 15 on its silver streaming arrangement with Wheaton. At the date the transaction was completed, the Corporation determined that the contract is a sale of a mineral interest and a related contract to provide extraction services. At the time of the arrangement, the related property was E&E and thus we have retrospectively applied a different policy under IFRS 6 to the receipt of that deposit at that point in time, in order to avoid any complications under IFRS 15. Under its existing policy, the Corporation applies the provisions of IFRS 6, which allows for an accounting policy choice to either apply the proceeds received as a credit to the carrying value of the exploration and evaluation (“E&E”) asset, or account for the transaction as a partial sale, with deferral of the gain, to be recognized on a units-of-production sold basis. Upon the effective date of IFRS 15, the Corporation will continue to apply the accounting for the Wheaton arrangement under IFRS 6 but has elected to change the policy to apply the proceeds received as a credit to the carrying value of the E&E asset. Management believes this approach to be more relevant and reliable.

Specifically, the USD $50,000,000 initial deposit recorded as consideration was applied against the carrying value of the mineral interest, with a gain being recognized to the extent that the value of the consideration exceeds the value of the mineral interest.

Overview of Changes to IFRS

The Corporation adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a modified retrospective approach in restating our prior period financial information.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. Management’s primary focus was evaluating contracts under its Environmental Services business, as this is currently the Corporation’s primary source of revenue. Based on this analysis, the Corporation does not have significant changes to the timing and amount of its revenue recognition related to from environmental services under IFRS 15, as the majority of its contracts contain a single performance obligation. Consequently, consistent with the Corporation’s existing policy, revenue is recognized “over time”, as the services are provided.

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss (“FVTPL”). The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than in net earnings. The Corporation has made the irrevocable classification choice to record fair value changes on its equity investments in OCI (Note 4 of the 2018-Q3 Interim F/S). This election resulted in a nil reclassification from the Corporation’s retained earnings to accumulated OCI, on January 1, 2018.

Credit risk arises from cash and cash equivalents and trade receivables. While the Corporation is exposed to credit losses due to the non-performance of its counterparties, there are no significant concentrations of credit risk and the Corporation does not consider this to be a material risk. The Corporations customers with whom the current business operations are with include government bodies and reputable businesses.

The Corporation has reviewed its expected credit losses on its trade receivables carried at fair value through other comprehensive income (“FVOCI”) on transition to IFRS 9. The Corporation has also implemented a process for managing provisions related to trade receivables going forward under IFRS 9. For its trade receivables, the Corporation applies the simplified approach for determining expected credit losses, which require the Corporation to determine the lifetime, expected losses for all its trade receivables. The expected lifetime credit loss provision for its trade receivables is based on historical counterparty default rates and adjusted for relevant forward looking information, when required. As the majority of its customers are considered to have low default risk and the Corporation does not extend credit to customers with a high default risk, the historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018 and September 30, 2018. Accordingly, the Corporation did not record any adjustment relating to the implementation of the expected credit loss model for its trade receivables.

The Corporation has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification IAS 39	New classification IFRS 9
Financial Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Short-term deposits	Amortized cost	Amortized cost
Equity securities	Available-for-sale	FVOCI
Warrants	Available-for-sale	FVTPL
Trade accounts receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Derivative assets	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost

Financial Liabilities
Trade and other payables	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

IFRS 16 - Leases ("IFRS 16") replaces IAS 17 - Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently reviewing and assessing the impact the standard is expected to have on its consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

Non-GAAP Measures

The Corporation presents non-GAAP measures, which are not defined in IFRS. A description and calculation of the measure is given below and may differ from similarly named measures provided by other issuers. We disclose this measure because we believe it assists readers in understanding Alexco’s financial position. This measure should not be considered in isolation or used in substitute for other measures prepared in accordance with IFRS.

Net Working Capital

Consolidated net working capital comprises those components of current assets and liabilities which support and results from the Corporation’s ongoing running of its current operations. It is provided to give a quantifiable indication of the Corporation’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustainability of the business, net working capital excludes: deferred revenue and flow-through share premium pending renunciation.

Internal Control Over Disclosure Controls and Procedures and Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the nine months ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

For a detailed listing of major risk factors management has identified which relates to Alexco’s business activities, please refer to Alexco’s MD&A and Annual Information Form for the year ended December 31, 2017.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,9]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth Deposit3&5	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek3&5	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham3&6	1,651,500	628	0.1	1.6%	1.3%	33,350,300
	Total Indicated - Sub-Surface	4,425,000	523	0.3	1.8%	4.7%	74,424,300
	Elsa Tailings[7]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated - All Deposits	6,915,000	378	0.2	1.5%	3.3%	83,952,300
Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth Deposit3&5	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek3&5	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham3&6	616,550	526	0.1	1.1%	0.9%	10,438,700
	Total Inferred	1,767,750	404	0.2	1.4%	3.4%	22,966,700

Historical Resources	Silver King[8]
	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen, Flame & Moth and Bermingham are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated March 29, 2017 with an effective date of January 3, 2017, as amended on September 14, 2018, entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada” (the “PEA”). The mineral resource estimates for the project are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill” and the PEA. The mineral resource estimate for Bermingham has been updated by disclosure in note 6 below.
4.	The mineral resource estimate for the Bellekeno deposit is based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.
5.	The mineral resource estimate for the Lucky Queen, Flame & Moth, Onek and Bermingham deposits have an effective date of January 3, 2017.
6.	The resource estimate for the Bermingham deposit has an effective date of September 17, 2018 and is supported by disclosure in the news release dated September 20, 2018 entitled “Alexco Updates Bermingham Mineral Resource”.
7.	The mineral resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.
8.	Historical resources for Silver King were estimated by UKHM, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) model and the 1997 CIM definitions for resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A qualified person has not done sufficient work to classify this estimate of historical resources as current, nor is Alexco treating this historical estimate as a current Mineral Resource.
9.	The disclosure regarding the summary of estimated mineral resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for the capacity related refund under the silver purchase agreement with Wheaton will be available on reasonable terms; (2) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (3) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (4) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2017; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PEA (as defined under "Description of the Business - KHSD Property"); (6) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (7) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (8) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (9) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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